                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    O'Toole,                         Terence             M.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   VoiceStream Wireless Corporation
   (VSTR)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   May/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
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                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |            |        |   |               |     |          |   9,799,029  |    I    |   01,02  |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

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                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
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               |        |       |       |               |                 |                       |        |9.       |10.   |      |
               |        |       |       |               |                 |                       |        |Number   |Owner-|      |
               |        |       |       |               |                 |                       |        |of       |ship  |      |
               |2.      |       |       |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |       |       | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |       |       | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |       |       | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |       |4.     | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.     |Trans- | Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans- |action | or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action |Code   | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date   |(Instr | (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/|8)     | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/   |------ | ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)  |Code |V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
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Stock Option   |        |       |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy) | $9.25  |5/21/99|  A  |V|  250  |       | Immed. | 1/1/08 |Common Stock |   250   |        |   250   |01,03 |01,03 |
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Stock Option   |        |       |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy) | $9.25  |5/21/99|  A  |V|  704  |       |   04   | 1/1/08 |Common Stock |   704   |        |   704   |01,04 |01,04 |
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Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

On May 3, 1999, Western Wireless Corporation ("Western Wireless"), consummated its spin-off of the shares of common stock of VoiceStream Wireless Corporation ("Common Stock") owned by it to the holders of Class A common stock and Class B common stock of Western Wireless (the "Spin-Off"). In the Spin-Off transaction, Western Wireless distributed to each of its shareholders one share of Common Stock for each share of Class A and/or Class B common stock of Western Wireless owned by such shareholder.

02: GS Group may be deemed to own beneficially and directly 68,821 shares of common stock of VoiceStream Wireless Corporation ("Common Stock") and Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 9,730,208 shares of Common Stock through certain investment partnerships (the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner. Goldman Sachs is the investment manager of one of the Limited Partnerships. Beneficial ownership of the Common Stock to the extent described herein was acquired pursuant to the Spin-Off.

03: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan in connection with the Spin-Off in respect of vested options granted to the Reporting Person in his capacity as a director of Western Wireless. The Reporting Person also serves as a director of VoiceStream Wireless Corporation (the "Company"). The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

04: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan in connection with the Spin-Off in respect of unvested options granted to the Reporting Person in his capacity as a director of Western Wireless. The Reporting Person also serves as a director of the Company. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. These options vest in 3 equal annual installments, beginning January 1, 2000.




By:  s/ Roger S. Begelman                                     June 10, 1999
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.